Exhibit 99.1

News Release	Contact: Jennifer Rogerson (808) 334-9455 investorrelations@cyanotech.com

Cyanotech Reports Financial Results for the Second Quarter and First Six Months of Fiscal 2025

KAILUA KONA, Hawaii (November 12, 2024) — Cyanotech Corporation (OTCQB: CYAN), a world leader in microalgae-based, high-value nutrition and health dietary supplement products, announced financial results for the second quarter and first six months of fiscal year 2025, ended September 30, 2024.

Commenting on the second quarter fiscal year 2025 results, Cyanotech’s President and Chief Executive Officer, Matthew K. Custer, said:

“In prior quarters, our inventory levels were reduced to just-in-time levels to manage cash flow and strong sales in the first quarter of fiscal 2025 decreased inventory.  However, mid-quarter financing allowed us to start restocking, increasing work-in-progress inventory by $1.9 million, even though finished goods were still down by $1.5 million.”

“Bulk inventory, which has a shorter production time, helped drive a 39% increase in sales, and revenue from contract extraction grew by 156%.  However, packaged goods, which take longer to restock, saw a 21% decrease due to stock shortages and timing issues, contributing to an overall 8% drop in total sales for the quarter.”

“For the first half of the year, sales were up 2%.  While progress with packaged goods has been slower than expected, we're working quickly to replenish stock and continue promoting our algae-based products farmed in Hawaii's pristine waters.”

Second Quarter Fiscal 2025

Cyanotech reported net sales of $5,845,000 for the second quarter of fiscal 2025 compared to $6,373,000 for the second quarter of fiscal 2024, a decrease of 8.3%. Gross profit was $1,479,000, with gross profit margin of 25.3%, compared to gross profit of $2,088,000, with gross profit margin of 32.8%. Operating loss for the second quarter of fiscal 2025 was $975,000 compared to operating loss of $632,000 in the same period of the prior year. Net loss for the current fiscal quarter was $1,150,000, or $0.16 per diluted share, compared to net loss of $797,000, or $0.13 per diluted share, for the same period of the prior year.

First Six Months of Fiscal 2025

Cyanotech reported net sales of $11,743,000 for the first six months of fiscal 2025 compared to $11,519,000 for the same period in fiscal 2024, an increase of 1.9%. Gross profit was $2,956,000, with gross profit margin of 25.2%, compared to gross profit of $3,620,000, with gross profit margin of 31.4%. Operating loss for the first six months of fiscal 2025 was $2,016,000 compared to operating loss of $1,841,000 in the same period of the prior year. Net loss for the first six months of fiscal 2025 was $2,352,000, or $0.34 per diluted share, compared to net loss of $2,166,000, or $0.34 per diluted share, for the same period of the prior year.

Trailing Twelve Months

For the trailing twelve months ended September 30, 2024, compared to the trailing twelve months ended September 30, 2023, net sales were $23,295,000 compared to $22,801,000, respectively. Gross profit was $5,280,000, with gross profit margin of 22.7%, compared to $6,771,000 and 29.7%. Net loss was $5,452,000, or $0.80 per diluted share, compared to net loss of $4,195,000, or $0.67 per diluted share.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

Please review the Company’s Form 10-Q for the period ended September 30, 2024 for more detailed information.

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— Cyanotech will host a virtual broadcast at 8:00 PM ET on Wednesday, November 13, 2024 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. (noon) ET on Wednesday, November 13, 2024. The Company will respond only to relevant questions relating to the Company’s second quarter fiscal 2025 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

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About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity*. All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (“GRAS”) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the second quarter fiscal 2025 ended September 30, 2024, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such, the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	September 30, 2024	March 31, 2024
ASSETS
Current assets:
Cash	$780	$707
Accounts receivable, net of allowance for credit losses of $11 as of September 30, 2024 and March 31, 2024	1,592	2,102
Inventories	7,185	7,313
Prepaid expenses and other current assets	568	469
Total current assets	10,125	10,591

Equipment and leasehold improvements, net	9,505	10,109
Operating lease right-of-use assets, net	4,161	4,284
Other assets	122	128
Total assets	$23,913	$25,112

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,132	$1,439
Accrued expenses	619	757
Customer deposits	272	198
Operating lease obligations, current portion	533	530
Short term debt - bank	1,000	1,240
Line of credit – related party	2,000	1,250
Current maturities of long-term debt	3,019	3,140
Total current liabilities	9,575	8,554

Long-term debt – related party	1,000	1,000
Long-term operating lease obligations	3,646	3,744
Total liabilities	14,221	13,298

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 7,142,700 shares at September 30, 2024 and 6,947,246 shares at March 31, 2024	143	139
Additional paid-in capital	34,802	34,576
Accumulated deficit	(25,253)	(22,901)
Total stockholders’ equity	9,692	11,814
Total liabilities and stockholders’ equity	$23,913	$25,112

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2024	2023	2024	2023

Net sales	$5,845	$6,373	$11,743	$11,519
Cost of sales	4,366	4,285	8,787	7,899
Gross profit	1,479	2,088	2,956	3,620

Operating expenses:
General and administrative	1,244	1,160	2,513	2,434
Sales and marketing	1,073	1,385	2,238	2,661
Research and development	137	175	221	366
Total operating expenses	2,454	2,720	4,972	5,461

Loss from operations	(975)	(632)	(2,016)	(1,841)

Interest expense, net	(175)	(163)	(336)	(323)

Loss before income taxes	(1,150)	(795)	(2,352)	(2,164)

Income tax expense	—	2	—	2

Net loss	$(1,150)	$(797)	$(2,352)	$(2,166)

Net loss per share:
Basic	$(0.16)	$(0.13)	$(0.34)	$(0.34)
Diluted	$(0.16)	$(0.13)	$(0.34)	$(0.34)

Shares used in calculation of net loss per share:
Basic	7,004	6,366	6,976	6,328
Diluted	7,004	6,366	6,976	6,328

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com